Exhibit 10.1

November 5, 2008

Nigel (Ben) Bennett

c/o OpenTV Corp.

275 Sacramento Street

San Francisco, California 94111

Dear Ben:

This letter agreement (“Agreement”) confirms the terms of your promotion, effective as of March 5, 2008 to Chief Executive Officer of OpenTV reporting to the Board of Directors of OpenTV (the “Board”) through the Executive Chairman of the Board. As Chief Executive Officer, you shall have the rights, powers, duties and obligations as are customarily associated with such offices and such other rights, powers, duties and obligations as may be agreed upon from time to time with me and/or the Board. Your principal place of work, subject to reasonable and customary travel, shall be at the OpenTV offices located in San Francisco, California.

In addition to your position as Chief Executive Officer, you will be nominated for a seat on the Board and, once elected, you will be proposed as a member of the Executive Committee of the Board. If you become a member of the Board and its Executive Committee, you will receive no additional compensation for these roles pursuant to the Board’s compensation policy. You understand that upon termination of your employment under this Agreement for any reason or in the event that OpenTV relieves you of your duties pursuant to Section 3(d), you shall automatically be deemed to have resigned from the Board, any Committee of the Board and any board of directors or executive officer position with any subsidiary or affiliate of OpenTV, in each case without the right to any additional compensation or other benefits other than those benefits that are expressly provided pursuant to Section 4 hereof.

During the course of your employment with OpenTV you shall devote your full business time and efforts to OpenTV; provided, that, nothing herein shall prevent you from (i) participating in industry, trade, professional, charitable and community activities, (ii) serving on corporate, civic or charitable boards or committees, and (iii) managing your personal investments and affairs, in each case so long as, in the reasonable judgment of the Board, such activities do not conflict with OpenTV’s interests or interfere with the performance of your responsibilities to OpenTV.

In addition, the following terms and conditions will govern your employment with OpenTV:

1.	Compensation

a. Base Salary

Effective March 5, 2008, your annual base salary is $475,000 ($39,583.33 on a monthly basis) (“Base Salary”), which shall be paid to you in regular intervals in accordance with OpenTV’s customary payroll schedules for salaried employees, but in no event less frequently than twice each month. Your Base Salary shall be subject to a non-negative annual adjustment based on the Consumer Price Index for All Urban Consumers (CPI-U) as published by the Bureau of Labor Statistics of the Department of Labor, with the first such adjustment to occur as of January 1, 2009 and subsequent adjustments on the first day of each successive year. In addition, your Base Salary shall be subject to review on an annual basis in the sole discretion of the Board and the Compensation and Nominating Committee (the “Committee”) of the Board.

b. Discretionary Bonus

For each of the calendar years in which you are employed by OpenTV, you shall be eligible for annual discretionary bonus awards (the target amount of which shall be established by the Committee in its sole discretion prior to the commencement of any calendar year to which it relates), based on financial and strategic objectives agreed to annually by the Committee and the Board. Your discretionary bonus, if any, will be paid to you, at the option of the Committee, in a cash payment, in shares of capital stock of OpenTV, or in a combination of cash and capital stock of OpenTV. Such annual discretionary bonus awards shall be payable or issuable, as applicable, as soon as practicable after the Committee and Board can determine whether, and the degree to which, such financial and strategic objectives have been reached, but in no event later than the end of the calendar year following the calendar year for which the bonus is payable. Subject to the terms and conditions of Section 4, a condition of receiving the bonus payment for any calendar year is that you remain employed until the date in the subsequent calendar year on which the bonus is otherwise payable.

Your target bonus for 2008 is $300,000, which may change in subsequent years, as described above, within the sole discretion of the Committee.

c. Restricted Stock

Upon your acceptance of the terms set forth in this Agreement, OpenTV shall recommend for approval by the Committee the issuance of One Hundred Thousand (100,000) Class A Ordinary Shares (the “Restricted Shares”) to you under the OpenTV Corp. 2005 Incentive Plan (the “Incentive Plan’). The Restricted Shares shall be issued on the date of approval by the Committee (the “Grant Date”) and shall be subject to the terms and conditions of the Restricted Share Agreement attached as Exhibit A to this Agreement. These terms and conditions include forfeiture conditions and restrictions on sale, transfer and assignment (collectively, the “Restrictions”), which Restrictions shall lapse in accordance with the following schedule: the Restrictions shall lapse as to one-third (1/3) of the Restricted Shares on March 5, 2009 and on each anniversary thereof the Restrictions shall lapse as to an additional one-third (1/3) of the Restricted Shares until the Restrictions shall have fully lapsed. The Restricted Shares are also subject to other requirements, as further detailed in the Restricted Share Agreement.

In addition, subject to the availability of sufficient shares under the Incentive Plan or a successor plan and contingent upon your continued employment, the Committee will grant to you awards of One Hundred Thousand (100,000) Restricted Shares on terms substantially similar to the award described in the prior paragraph on the first business day following each of January 1, 2009, January 1, 2010 and January 1, 2011. The Restrictions with respect to each such award of Restricted Shares shall lapse in accordance with the following schedule: the Restrictions shall lapse as to one-third (1/3) of the Restricted Shares on each anniversary of the Grant Date until the Restrictions shall have fully lapsed.

d. Participation in Benefit Plans

You will have the right to participate in and to receive benefits from all present and future life, accident, disability, medical, pension and savings plans and all similar benefits made available generally to executives of OpenTV. The amount and extent of benefits to which you are entitled shall be governed by the specific benefit plan, as it may be amended from time to time.

e. Vacation

You will be entitled to five weeks of paid vacation per year, or such longer period as may be provided by OpenTV, and in accordance with OpenTV’s policies. Such vacation shall be taken at such times and intervals as shall be determined by you, subject to the reasonable business needs of OpenTV. You shall not be permitted to accrue more than 1.75 times your annual vacation entitlement; any vacation in excess of such amount is forfeited.

f. Car Allowance

Effective March 5, 2008, OpenTV will reimburse you for lease payments on a car for your use, with the actual amount of such reimbursement to be agreed between you and the Executive Chairman of the Board. OpenTV will also reimburse you, subject to presentment of reasonably satisfactory documentation, for reasonable expenses incurred to operate the car, including the cost of repairing, servicing and insuring the car, together with fuel costs for business use of the vehicle. To the extent OpenTV determines that any payments pursuant to this Section 1.f (the “Automobile Payments”) result in taxable income to you, OpenTV will pay you an additional amount (the “Gross-Up Payment”) such that after payment of all taxes on the Gross-Up Payment, you are left with a sufficient amount of the Gross-Up Payment to pay the taxes on the Automobile Payments. The Gross-Up Payment will be paid quarterly based on OpenTV’s best estimate of your effective tax rate, and all payments under this Section 1.f will be paid no later than the end of the calendar quarter following the month in which the expenses are incurred.

g. Expenses

OpenTV shall pay or reimburse you promptly for all reasonable expenses and other disbursements incurred or paid by you in the performance of your duties and responsibilities to OpenTV, including those incurred or paid in connection with business related travel, telecommunications and entertainment, subject to reasonable substantiation by you in accordance with OpenTV’s policies.

h. Withholding of Taxes.

You acknowledge and agree that OpenTV may withhold from any compensation or benefits payable under this Agreement all federal, state, city and other taxes as shall be required pursuant to any law or governmental regulation or ruling.

2.	Term

The initial term of this Agreement shall commence as of November 5, 2008 and end on the first anniversary thereof (the “Initial Term”), unless sooner terminated pursuant to Section 3. Unless either party gives notice of non-renewal no later than twelve (12) months prior to the end of the Initial Term (or any subsequent renewal term), at the end of the Initial Term and at the end of each subsequent renewal term, this Agreement shall automatically renew for successive one-year periods (the Initial Term together with any additional one-year periods are referred to as the “Term”) unless sooner terminated pursuant to Section 3.

3.	Termination

Your employment under this Agreement may be terminated under the following circumstances:

a. Termination Upon Death. If your death occurs during the Term, your employment and any obligations of OpenTV under this Agreement shall terminate as of the date of your death. Upon such termination, OpenTV shall pay to your estate a lump sum in an amount equal to the Accrued Obligation (as that term is defined in Section 4) as of the effective date of such termination, subject to the terms of any applicable employment benefit arrangements and applicable law. All other rights and benefits of you and your dependents hereunder shall terminate upon such termination, except for any right to the continuation of benefits otherwise provided by law.

b. Termination Upon Disability. If during the Term you become physically or mentally disabled, whether totally or partially, so that you are unable to perform your essential job functions hereunder, with or without reasonable accommodation in accordance with the Americans With Disabilities Act, as determined by the Board in its good faith judgment, for: (i) a period of one hundred twenty (120) consecutive days; or (ii) for shorter periods aggregating one hundred fifty (150) days during any twelve-month period (“Disability”), OpenTV may terminate your employment by written notice, in which event your employment shall terminate ten (10) days after the date upon which OpenTV shall have given notice to you of its intention to terminate your employment because of the Disability. Upon such termination, OpenTV shall pay to you a lump sum in an amount equal to the Accrued Obligation (as that term is defined in Section 4) as of the effective date of such termination, subject to the terms of any applicable employment benefit arrangements and applicable law. All your other rights and benefits hereunder shall terminate upon such termination, except for any right of you or your dependents to continue benefits pursuant to applicable law. Nothing in this paragraph shall be deemed to extend your employment or the Term.

c. Termination for Cause.

(i) OpenTV may terminate this Agreement and your employment for Cause (as hereinafter defined) at any time upon written notice of such termination to you. Upon termination for Cause, OpenTV shall pay to you a lump sum in an amount equal to the Accrued Obligation (as that term is defined in Section 4), subject to the terms on any applicable employment benefit arrangement and applicable law. In addition, all stock options granted to you under OpenTV’s equity issuance and incentive plans, including without limitation the OpenTV Corp. 2005 Incentive Plan and all predecessor plans (collectively, “Stock Options”), notwithstanding any prior vesting, shall immediately terminate, and all Restricted Shares remaining subject to Restrictions shall be immediately forfeited. All your other rights and benefits under this Agreement shall terminate upon such termination, except for any right to the continuation of benefits otherwise provided by law. You will not be entitled to receive any bonus awards, whether in whole or in part, provided under Section 1.b.

(ii) For purposes of this Agreement, “Cause” shall be deemed to have occurred upon the happening of any of the following: (1) the breach by you of any material provision of the Employee Proprietary Information and Inventions Agreement you have executed for the benefit of OpenTV (the “Employee Inventions Agreement”), a copy of which is attached hereto as Exhibit B, (2) your having been charged with a felony under the laws of the United States or any state thereof (other than a traffic violation), (3) your act of fraud, theft, embezzlement, other material act of dishonesty or any material breach of fiduciary duty owed to OpenTV, (4) your willful failure to perform, or gross neglect in the performance of, your duties and responsibilities to OpenTV (other than as a result of illness or incapacity), (5) your violation of this Agreement, in any material respect, after failing to cure such violation within fourteen (14) days after notice of such violation, (6) material violation of OpenTV’s policies and procedures, and/or (7) your agreement to settle any charges brought against you by the Securities and Exchange Commission with respect to any act or omission by you, which charges involve an allegation of fraud or, in the good faith opinion of the Board, would reasonably likely to have resulted in a conviction had the matter proceeded.

d. Termination Without Cause. OpenTV may terminate this Agreement and your employment hereunder at any time, without Cause, upon twelve (12) months prior written notice by the Company to you and, except as provided in Section 4 hereof, all your other rights and benefits hereunder shall terminate upon such termination, except for any right to the continuation of benefits otherwise provided by law. Following delivery of such notice, OpenTV may relieve you of your duties prior to the expiration of such notice period and, provided you execute the waiver and release described in Section 4.d, you will receive a lump sum payment equal to the amount of your Base Salary that would have otherwise been payable until the expiration of the notice period (the “Notice Period Expiration Date”), but you will not continue to be an employee during the notice period. The foregoing shall be in addition to, and not a substitute for, any severance payments to which you may be entitled pursuant to Section 4.a, but for the avoidance of doubt, no additional Restricted Shares will be granted to you under Section 1.c after the date OpenTV delivers notice that it has relieved you of your duties as permitted by this paragraph.

e. Resignation without Good Reason. In the event you elect to resign for a reason other than for Good Reason, you agree to provide the Chairman of the Board with at least twelve (12) months’ prior written notice. In such event, OpenTV may relieve you of your duties prior to the expiration of such notice period by delivering a written notice to you specifying the date of termination, in which case your employment with OpenTV shall terminate as of such date. If you resign for a reason other than for Good Reason, then you will be entitled to a lump sum in an amount equal to the Accrued Obligation. All your other rights and benefits and those of your dependents hereunder shall terminate upon such termination, except for any right to the continuation of benefits otherwise provided by law.

f. Resignation for Good Reason.

(i) You may terminate this Agreement and your employment hereunder at any time with Good Reason (as hereinafter defined), upon thirty (30) days’ written notice by you to the Chairman of the Board (which notice shall be received no later than fifteen (15) days following the end of the cure period set forth in clause (iii) below) and, except as provided in Section 4 hereof and any right to the continuation of benefits otherwise provided by law, you shall have no right to receive any compensation or benefit hereunder after such termination.

(ii) For purposes of this Agreement, “Good Reason” shall mean, without your written consent, one or more of the following conditions: (1) a material reduction of your Base Salary or (2) a material reduction of your authority, duties or responsibilities (which caused a significant amount of your duties to be inconsistent with the duties and responsibilities normally assigned to a person serving in the capacity of Chief Executive Officer).

(iii) Good Reason shall not be deemed to exist unless OpenTV fails to cure the event giving rise to Good Reason within thirty (30) days after receipt of your written notice thereof (which notice shall be received by OpenTV no later than thirty (30) days following the occurrence of the event you believe gives rise to Good Reason), which notice shall specifically set forth the nature of such event and the corrective action reasonably sought by you.

4.	Severance Payments

a. Certain Severance Payments for Termination without Cause or Resignation for Good Reason.

If OpenTV terminates this Agreement without Cause pursuant to Section 3.d hereof or you terminate this Agreement for Good Reason pursuant to Section 3.f hereof, all compensation payable to you under Section 1 hereof shall cease as of the date of termination of this Agreement specified in OpenTV’s or your notice, as the case may be (the “Termination Date”), and you will be entitled to the following (in addition to any amount that may be provided pursuant to Section 3.d, if applicable):

(i) a lump sum payment in an amount equal to the sum of (a) your Base Salary through the date of termination, (b) vacation time not used as of the date of termination to the extent that such vacation time has been accrued during the calendar year of termination, calculated based upon your Base Salary at the date of termination, and (c) business expenses reimbursable under this Agreement, in each case to the extent not theretofore paid (such amounts in (a), (b) and (c) being collectively referred to as the “Accrued Obligation”);

(ii) a lump sum payment in an amount equal to twelve (12) months of your Base Salary then in effect, payable within sixty (60) days of termination;

(iii) in lieu of any bonus payments to which you might otherwise be entitled as a result of your employment, a lump sum payment in an amount equal to 65% of your Base Salary then in effect (plus, in the event of a termination pursuant to Section 3.d, an additional lump sum payment in the amount of 65% of your then-current Base Salary pro rated for the number of months you actually worked during the notice period), payable within sixty (60) days of termination;

(iv) the Restrictions applicable to the Restricted Shares issued pursuant to Section 1.c (and any other then outstanding award of restricted shares issued to you under the Plan) that would otherwise have lapsed had you remained employed through the twelve (12) month anniversary of the date of your termination (or, in the case of a termination pursuant to Section 3.d, the twelve (12) month anniversary of the Notice Period Expiration Date) shall lapse upon the date of your termination, and will be held in escrow pending satisfaction of the requirements of Section 4.d hereof; notwithstanding the foregoing, OpenTV may withhold a sufficient number of shares as of the date of your termination to satisfy any tax withholding obligation which may arise as of the date of your termination as a result of this Section 4.a(iv);

(v) the Restrictions applicable to any Restricted Shares issued pursuant to Section 1.c (which have not already lapsed pursuant to Section 4.a(iv) above) shall lapse on the twelve (12) month anniversary of the date of your termination (or, in the case of a termination pursuant to Section 3.d, the twelve (12) month anniversary of the Notice Period Expiration Date), provided that you remain in compliance with this Agreement and the Employee Inventions Agreement; notwithstanding the foregoing, OpenTV may withhold a sufficient number of shares as of the date of your termination to satisfy any tax withholding obligation which may arise as of the date of your termination as a result of this Section 4.a(v);

(vi) immediate vesting of all then outstanding options granted to you under the Plan that would otherwise have vested had you remained employed through the twelve (12) month anniversary of the date of your termination (or, in the case of a termination pursuant to Section 3.d, the twelve (12) month anniversary of the Notice Period Expiration Date);

(vii) all vested Stock Options held by you following the termination of your employment with OpenTV (including any Stock Options that vest following the date of termination pursuant to the immediately preceding sub-paragraph above) shall remain exercisable until the earlier of (A) the date twelve (12) months following the date of your termination and (B) the scheduled expiration of such Stock Option;

(viii) for a period of twelve (12) months (or, in the case of a termination pursuant to Section 3.d, the twelve (12) month anniversary of the Notice Period Expiration Date) or until such earlier time as you are eligible to receive alternative health coverage from a subsequent employer, reimbursement of the monthly COBRA payments actually made by you for continued health benefits during such period, less the contribution that would have been required to have been paid by you if you were an active employee during this period.

b. Certain Severance Payments for Termination due to Death or Disability.

If this Agreement is terminated by the Company pursuant to Section 3.a or 3.b, all compensation payable to you under Section 1 hereof shall cease as of the date of termination of this Agreement specified in Section 3.a or 3.b (the “Termination Date”), and you will be entitled to the following:

(i) the Accrued Obligation;

(ii) a lump sum payment in an amount equal to six (6) months of your Base Salary then in effect, payable within sixty (60) days of the Termination Date;

(iii) in lieu of any bonus payments to which you might otherwise be entitled as a result of your employment, a lump sum payment in an amount equal to 65% of your Base Salary then in effect pro rated for the number of months you actually worked in the applicable calendar year before the Termination Date, payable within sixty (60) days of termination; and

(iv) the Restrictions applicable to the Restricted Shares granted pursuant to Section 1.c shall lapse as of the Termination Date and will be held in escrow pending satisfaction of the requirements of Section 4.d hereof; notwithstanding the foregoing, OpenTV may withhold a sufficient number of shares as of the Termination Date to satisfy any tax withholding obligation which may arise as of the Termination Date as a result of this Section 4.b(iv).

c. No Severance Payments upon Termination for Cause or Resignation without Good Reason.

If this Agreement is terminated by the Company pursuant to Section 3.c hereof or if you resign your employment for a reason other than for Good Reason, you shall not receive any severance payment under this Section 4.

d. Eligibility.

In order for you (or, if applicable, your estate or legal representative) to be eligible to receive the severance payments and benefits provided for in this Section 4, you (or, if applicable, your estate or legal representative) will be obligated to execute and deliver to OpenTV a full and complete waiver and release in OpenTV’s favor.

5.	Arbitration of Claims

You hereby acknowledge and agree that, except as provided below, all disputes concerning your employment with OpenTV, the termination thereof, the breach by either party of the terms of this Agreement or any other matters relating to or arising from your employment with OpenTV shall be resolved in binding arbitration in a proceeding in San Francisco, California, administered by and under the rules and regulations of the American Arbitration Association governing employment disputes. You and OpenTV also acknowledge and agree that this Agreement shall be governed by the laws of the State of California (other than its conflicts of law principles), and the arbitrator shall apply such laws to all disputes and other matters considered in the arbitration process. Both parties and the arbitrator will treat the arbitration process and the activities that occur in the proceedings as confidential.

6.	Compliance with Section 409A of the Internal Revenue Code

a. Each payment under this Agreement is intended to be a separate payment for purposes of Treas. Reg. § 1.409A-2(b), and is intended to be: (i) exempt from Section 409A of the Internal Revenue Code of 1986, as amended, the regulations and other binding guidance promulgated thereunder (“Section 409A”), including, but not limited to, by compliance with the short-term deferral exemption as specified in Treas. Reg. § 1.409A-1(b)(4) and the involuntary separation pay exception within the meaning of Treas. Reg. § 1.409A-1(b)(9)(iii), or (ii) in compliance with Section 409A, including, but not limited to, being paid pursuant to a fixed schedule or specified date pursuant to Treas. Reg. § 1.409A-3(a) and the provisions of this Agreement will be administered, interpreted and construed accordingly (or disregarded to the extent such provision cannot be so administered, interpreted, or construed). If this Agreement either fails to satisfy the requirements of Section 409A, or is not exempt from the application of Section 409A, then the parties hereby agree to amend or to clarify this Agreement in a timely manner so that this Agreement either satisfies the requirements of Section 409A or is exempt from the application of Section 409A.

b. Notwithstanding any provision in this Agreement to the contrary, any termination of employment contemplated under this Agreement shall satisfy the applicable requirements of a “separation from service” under Section 409A. To that end, in the event of termination of this Agreement other than for death, you agree to resign from all positions held with OpenTV, including without limitation any position as an officer, director, manager, agent, trustee or consultant of any Employer Entity. For purposes of this Agreement, the term “Employer Entity” means OpenTV and any parent, subsidiary or affiliate of OpenTV.

c. To ensure satisfaction of the requirements of Section 409A(b)(3) of the Internal Revenue Code, assets shall not be set aside, reserved in a trust or other arrangement, or otherwise restricted for purposes of the payment of amounts payable under this Agreement.

d. OpenTV and you understand and acknowledge that the federal, state, local, and/or foreign tax consequences (including without limitation those tax consequences implicated by Section 409A) of this Agreement are complex and subject to change, that no representations or warranties are being made herein by either OpenTV or you with respect to the tax consequences that may arise from the performance of this Agreement, and neither OpenTV nor you will seek to hold the other responsible for tax consequences that may arise from the performance of this Agreement.

7.	Severability

If any of the provisions of this Agreement shall, for any reason, be declared invalid, illegal or unenforceable in any respect by final judgment of any court or administrative body of competent jurisdiction, (a) such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of any other provision of this Agreement, and (b) this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

8.	Miscellaneous

This Agreement, including the Employee Inventions Agreement, and any stock option or restricted share agreement between you and OpenTV entered into pursuant to the Incentive Plan or any predecessor stock incentive plan adopted by OpenTV constitute the entire agreement, arrangement and understanding between you and OpenTV on the nature and terms of your employment with OpenTV. This Agreement supersedes any prior or contemporaneous agreement, arrangement or understanding on this subject matter, except for any stock option or restricted share agreement between you and OpenTV. By executing this Agreement as provided below, you expressly acknowledge the termination of any such prior agreement, arrangement or understanding. Also, by your execution of this Agreement, you affirm that no one has made any written or verbal statement that contradicts the provisions of this Agreement. In the event of any inconsistency between the terms contained in this Agreement and the terms contained in any stock option or restricted share agreement between you and OpenTV, the terms contained in this Agreement shall control, such that the provisions regarding vesting or termination contained in your stock option or restricted share agreements shall be superseded by the provisions of this Agreement to the extent of any conflict. The terms of your employment set forth in this Agreement may only be modified by a written agreement signed by both OpenTV’s Executive Chairman and you, which agreement expressly alters this Agreement. The terms of your employment may not be modified by any oral or implied agreement, or by any policies of OpenTV, practices or patterns of conduct.

This Agreement shall inure to the benefit of and be binding upon you and OpenTV and any of our successors and assigns. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or such successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

You represent that you are knowledgeable and sophisticated as to business matters, including the subject matter of this Agreement, that you have read this Agreement and that you understand its terms. You acknowledge that, prior to assenting to the terms of this Agreement, you have been given a reasonable time to review it, to consult with counsel of your choice, and to negotiate at arm’s-length with OpenTV as to its contents. You and OpenTV agree that the language used in this Agreement is the language chosen by the parties to express our mutual intent, and that both parties have entered into this Agreement freely and voluntarily and without pressure or coercion from anyone.

We are enthusiastic about your continuing employment with us and the contributions you can make to our executive management team and OpenTV. Please retain the original Agreement for your records and return the signed copy to me.

Sincerely,

OPENTV CORP.

By:	/s/ André Kudelski
André Kudelski
Executive Chairman

Signature of Acceptance:

/s/ Nigel Bennett
Nigel (Ben) Bennett

Date: November 5, 2008